FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     For the month of May 2004 (May 6, 2004)

                          THE NEWS CORPORATION LIMITED
--------------------------------------------------------------------------------
                              (Name of Registrant)



             2 Holt Street, Sydney, New South Wales, 2010, Australia
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                            Form 20-F   X            Form 40-F
                                       ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes                     No  X
                                 ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes                     No  X
                                 ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes                     No  X
                                 ---                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Annexed hereto are copies of announcements by The News Corporation Limited ("News Corporation") of its financial results for the quarter ended March 31, 2004 in Australian and U.S. dollars.

Such announcements were filed with the Australian Stock Exchange and released in New York on May 6, 2004.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  THE NEWS CORPORATION LIMITED



Date:    May 6, 2004                              By:      /s/ Arthur M. Siskind
                                                           ---------------------
                                                           Arthur M. Siskind
                                                           Director

                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                   Page No. in Sequential
-------                                                   ----------------------
                                                          Numbering System
                                                          ----------------

A.  Announcement made by News Corporation
    of its financial results in Australian dollars
    for the quarter ended March 31, 2004.                        6

B.  Announcement made by News Corporation
    of its financial results in U.S. dollars
    for the quarter ended March 31, 2004.                        24

                                    EXHIBIT A
                                    ---------


              EARNINGS RELEASE FOR THE QUARTER ENDED 31 MARCH, 2004
                              IN AUSTRALIAN DOLLARS

   NEWS CORPORATION REPORTS THIRD QUARTER OPERATING INCOME OF A$1.1 BILLION ON
                           REVENUES OF A$6.8 BILLION


          NET PROFIT BEFORE OTHER ITEMS INCREASES 19% TO A$605 MILLION

                    NET PROFIT INCREASES 30% TO A$612 MILLION


------------------
QUARTER HIGHLIGHTS

o Strong advertising growth at Fox News and higher affiliate revenues at the Regional Sports Networks drive operating income up 51% on a US$ basis at Cable Network Programming.
o Television segment operating income up 25% on a US$ basis as higher pricing and the strength of American Idol increases advertising revenues at the broadcast network and television stations. STAR's operating profit more than doubles on subscription and advertising gains, mainly in India.
o Filmed Entertainment operating income up 6% over a year ago on a US$ basis as continued robust home entertainment sales of film and television titles match prior-year success.
o All print businesses report double-digit earnings growth in local currency terms: advertising and circulation revenue gains in U.K. and Australia fuel newspapers; increased free-standing inserts page volume and higher InStore contributions lift Magazines and Inserts; array of bestsellers fuels HarperCollins.
o SKY Italia adds 180,000 net subscribers and ends the quarter with a subscriber base of more than 2.6 million; operating losses decline to A$23 million from the second quarter of this fiscal year.


Sydney, 6 May, 2004 - The News Corporation Limited (ASX: NCP, NCPDP) today reported third quarter consolidated revenues of A$6.8 billion, compared to A$7.4 billion in the prior year, and consolidated operating income of A$1,097 million, versus A$1,161 million reported a year ago. These results were driven by double-digit operating income increases across nearly all operating segments in local currency terms offset by unfavourable foreign currency fluctuations.

Net profit for the fiscal third quarter was A$612 million, an increase of A$141 million over the A$471 million reported in the third quarter a year ago. Net profit before other items was A$605 million, an increase of A$96 million over the A$509 million reported in the prior year.


Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

     "We are extremely pleased with News Corp's third quarter results, with 22% operating income growth in U.S. dollar terms that was achieved across all of our business segments. Several assets in which we have invested heavily in recent years continue to achieve rapid growth. Our film and television production units have been buoyed by an expanding home entertainment market and our cable networks are enjoying double-digit gains on the back of advertising and affiliate growth. Simultaneously, we have maintained momentum at our established businesses with double-digit gains across our television, newspapers, magazines and inserts, and book publishing segments.

     "The growing success of our core businesses is complemented by the encouraging progress at our newest direct-to-home television investments. SKY Italia continues to exceed expectations with higher than anticipated revenues per user and strong subscriber growth. DIRECTV's new management has quickly strengthened that platform's competitive and financial position with the addition of 460,000 new subscribers during the quarter and the announced sale of its stake in PanAmSat for US$4.3 billion. Our unique asset balance, combined with the strong earnings growth throughout the company and the recent announcement to seek reincorporation in the United States, puts us in a great position to continue to generate value for our shareholders."



Management Review of Performance

The Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and Supplemental Financial Data for the three and nine months ended 31 March are attached. The following commentary is made in respect of those statements, including an analysis of certain information contained therein.


Net Profit Attributable to Members of the Parent Entity

The reported net profit attributable to members of the parent entity consisted of the following items:

                                                       3 Months Ended                 9 Months Ended
                                                         31 March,                      31 March,
                                                    2004           2003            2004           2003
                                                -------------- --------------  -------------- --------------
                                                          A$ Millions (except per share amounts)

Revenue                                         $     6,751    $      7,432    $    21,731    $    22,783
                                                -------------- --------------  -------------- --------------

Operating income                                      1,097           1,161          3,261          3,470

Associated entities before other items                   74             (40)           229           (283)
Interest expense, net                                  (153)           (188)          (480)          (620)
Exchangeable securities expense                         (25)            (21)           (80)           (67)
                                                -------------- --------------  -------------- --------------

Profit before income tax expense, outside
   equity interest and other items                      993             912          2,930          2,500
Income tax expense                                     (319)           (287)          (928)          (787)
Outside equity interest                                 (69)           (116)          (233)          (333)
                                                -------------- --------------  -------------- --------------
Net profit before other items                           605             509          1,769          1,380
                                                -------------- --------------  -------------- --------------

Other items, net of tax and outside equity
      interest:
            Group                                         5             (15)            11            (40)
            Associated entities                           2             (23)           (23)          (144)
                                                -------------- --------------  -------------- --------------
Total other items                                         7             (38)           (12)          (184)
                                                -------------- --------------  -------------- --------------

Net profit attributable to members of the
      parent entity                             $       612    $        471    $     1,757    $     1,196
                                                ============== ==============  ============== ==============
Earnings per share (diluted) on net profit
      before other items, net                   $     0.103    $      0.097    $     0.320    $     0.262
                                                ============== ==============  ============== ==============
Weighted average number of shares outstanding
      in millions (diluted)                           5,869           5,147          5,500          5,140
                                                ============== ==============  ============== ==============

The following commentary discusses the major components of these results.





Consolidated Operating Income                          3 Months Ended                 3 Months Ended
                                                         31 March,                      31 March,
                                                    2004           2003            2004           2003
                                                -------------- --------------  -------------- --------------
                                                        A$ Millions                    A$ Millions

Filmed Entertainment                            $       269    $        342    $     1,119    $       983
Television                                              344             352            853            991
Cable Network Programming                               184             159            652            591
Direct Broadcast Satellite Television*                  (23)              -           (350)             -
Magazines & Inserts                                     112             129            289            328
Newspapers                                              233             198            631            485
Book Publishing                                          44              36            214            228
Other                                                   (66)            (55)          (147)          (136)
                                                -------------- --------------  -------------- --------------
Consolidated Operating Income                   $     1,097    $      1,161    $     3,261    $     3,470
                                                ============== ==============  ============== ==============

* New segment  reflecting the results of SKY Italia,  consolidated  as of 1 May,
2003

Third quarter net earnings from associated entities before other items were A$74 million versus losses of A$40 million in the same period a year ago, primarily due to the absence of Stream's losses in the current year. A detailed discussion of the components of associated entities earnings is provided later in the release.

Third quarter net profit before other items increased to A$605 million (A$0.103 per share) versus A$509 million (A$0.097 per share) in the prior year primarily due to the significant improvement in net earnings from associated entities.

The following commentary is discussed primarily in U.S. dollars


REVIEW OF OPERATING RESULTS

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported third quarter operating income of US$214 million, up 6% from the US$201 million reported in the same period a year ago. Current-quarter results primarily reflect strong contributions from film and television home entertainment releases.

Film results were largely driven by the worldwide home entertainment performance of League of Extraordinary Gentlemen as well as contributions from various catalog titles including Planet of the Apes, Moulin Rouge and Ice Age. Additionally, the worldwide theatrical performance of Cheaper by the Dozen, which has brought in nearly US$190 million worldwide since its release, also contributed to the strong quarterly results. The prior year's strong results included the continued success of Ice Age in the worldwide home entertainment market and strong domestic home entertainment performances from several smaller-budget releases.

Twentieth Century Fox Television (TCFTV) profits continued to expand, primarily reflecting sustained momentum in home entertainment sales, most notably from Angel, Futurama, Family Guy and 24.

TELEVISION

The Television segment reported third quarter operating income of US$259 million, an increase of 25% versus the same period a year ago, reflecting double-digit earnings improvement at the FOX Broadcasting Company and Fox Television Stations, and higher contributions from STAR.

At the FOX Broadcasting Company, third quarter operating income improved by US$14 million compared to a year ago due to higher pricing for the primetime entertainment schedule and improved sports advertising on National Football League telecasts, with ratings up nearly 10% for the post-season. Current year entertainment contributions were fueled by American Idol, which has grown its ratings by 13% versus a year ago, partially offset by the success a year ago of Joe Millionaire.

Fox Television Stations (FTS) third quarter operating income grew 24% over the prior year as FTS achieved another quarter of record market share. Current-year results were driven by stronger primetime advertising revenue led by the success of American Idol as well as higher sales for local news and the NFL playoffs. Additionally, non-recurring advertising pre-emptions in the prior year, associated with war in Iraq, contributed to the year-on-year improvement.

STAR, bolstered by a 12% increase in revenues, more than doubled its third quarter operating income versus prior year. Revenue gains were driven primarily by advertising growth both in India, from the continued growth of STAR Plus. Expansion continued in China, from increased penetration of the Xing Kong channel, which has become the number one national/regional channel in the Guangdong cable market.


CABLE NETWORK PROGRAMMING

Cable Network Programming reported third quarter operating income of US$143 million, an increase of 51% over last year's results, reflecting strong growth across all of the Company's primary cable channels.

Fox News Channel (FNC) operating income doubled as higher advertising pricing drove double-digit revenue gains over the third quarter a year ago, which included pre-emptions and higher news gathering costs associated with covering the war in Iraq. During the quarter, FNC once again achieved the highest viewership among all cable news channels, expanding its lead over its nearest competitor to 59% in primetime and 73% on a 24-hour basis.

Fox Cable Networks (including the Regional Sports Networks (RSNs), FX and SPEED Channel) operating profit improved 15% during the quarter driven by affiliate revenue growth at both the RSNs and FX. Higher affiliate revenue contributions at the RSNs, largely due to increased affiliate rates and additional DTH subscribers, combined with increased advertising sales to drive operating income growth at the RSNs. This growth was partially offset by higher programming costs from additional events and rights increases versus a year ago. FX affiliate revenue growth, primarily resulting from a 6% increase in subscribers over the past year, drove double-digit operating income growth. Partially offsetting these improvements were increased costs related to entertainment programming, including The Shield and the original movie Redemption, whose April premiere delivered the highest Adults 18-49 rating on basic cable this season. Overall, FX's nightly primetime viewership during the third quarter was the highest in FX history with an average of more than one million viewers.


DIRECT BROADCAST SATELLITE TELEVISION

On April 30th, 2003 the Company completed the acquisition of the Italian pay-TV business Telepiu and combined it with Stream. News Corporation owns 80.1% of the combined entity, SKY Italia, whose results this segment comprises. During the third quarter, SKY Italia reported an operating loss of US$25 million on revenues of US$492 million while increasing the subscriber base to more than 2.6 million. Over 90% of the new subscribers during the quarter opted for a premium-programming tier including movies and/or sports programming contributing to an average revenue per subscriber continuing above (euro)40 per month.


MAGAZINES AND INSERTS

The Magazines and Inserts segment reported third quarter operating income of US$84 million, an increase of US$8 million, or 11%, versus a year ago. The improvement was driven by revenue growth at the InStore division, primarily from higher shelf product volume, and higher contributions at the Free-Standing Inserts division, resulting from increased demand for packaged goods and custom publishing pages.


NEWSPAPERS

The Newspaper segment reported third quarter operating income of US$176 million, a 53% increase versus the same period a year ago reflecting circulation revenue increases in the U.K. combined with advertising strength in both the U.K. and Australia.

The U.K. newspaper group reported operating income growth of 22% in local currency terms for the third quarter compared to the prior year, driven by both circulation and advertising revenue gains partially offset by costs associated with the compact version of The Times. Circulation revenue growth was achieved across all titles, with the largest increase at The Sun, where reduced cover price initiatives during the third quarter a year ago adversely affected results. The improvement in advertising was primarily driven by growth at The Sun on the strength of higher classified and colour advertisements.

The Australian newspaper group reported a 20% increase in operating income in local currency terms, primarily driven by a 9% increase in advertising revenue compared to a year ago. Display and classified advertising continued to show the strong growth experienced in the first and second quarters, with ongoing strength in real estate, retail and employment advertising.




BOOK PUBLISHING

HarperCollins reported operating income of US$36 million during the quarter, an increase of US$13 million compared to the same period a year ago. The 57% growth, driven by 30% higher revenues, reflects solid performances around the world and an array of bestsellers, led by Zondervan's unprecedented sales of The Purpose Driven Life by Rick Warren, with more than 15 million copies sold to date. During the quarter, HarperCollins had 35 books on The New York Times bestseller list including four titles that reached the #1 spot.


OTHER ITEMS

During the quarter, the Company completed the sale of the Los Angeles Dodgers franchise and real estate assets to real estate developer Frank McCourt for the gross sale price of approximately US$421 million and agreed to remit US$50 million to the buyer for certain pre-existing commitments.

Following the quarter the Company announced it is pursuing a reorganisation that would change the Company's place of incorporation to the United States by the end of calendar 2004. In connection with this reorganisation, News Corporation would also acquire the 58% controlling interest in Queensland Press Pty Limited
(QPL) not currently owned by the Company. The completion of the reorganization and the QPL transactions is subject to a number of conditions, including obtaining regulatory clearances, court approvals, certain tax rulings and the requisite vote of the Company's shareholders and option holders as well as obtaining independent appraisals and fairness opinions.























REVIEW OF ASSOCIATED ENTITIES RESULTS

Third quarter net earnings from associated entities before other items were A$74 million versus losses of A$40 million in the same period a year ago, primarily due to the absence of Stream's losses in the current year.

The Company's share of associated entities' earnings (losses) is as follows:

                                          3 Months Ended       9 Months Ended
                                             31 March,            31 March,
                            % Owned       2004      2003       2004      2003
                           ----------   ---------- --------  ---------- --------
                                           US$ Millions         US$ Millions
Sky Brasil                      49.7%(a)      (6)        1        (20)      (56)
Innova - Mexico                 30.0%          4       (10)        (6)      (27)
FOXTEL - Australia              25.0%         (8)       (2)       (15)       (6)
Stream                          50.0%(b)       -       (50)         -      (150)
Other Associates            Various  (c)      66        35        203        78
                                        --------- ---------  --------- ---------
Total associated entities'
 earnings (losses) before
 other items                             $    56   $   (26)   $   162   $  (161)
Other items                                    1       (14)       (16)      (81)
                                        --------- ---------  --------- ---------
Total associated entities'
 earnings (losses)                       $    57   $   (40)   $   146   $  (242)
                                        --------- ---------  --------- ---------
Total associated entities'
 earnings (losses)                      A$    76  A$   (63)  A$   206  A$  (427)
                                        ========= =========  ========= =========

Further details on the associated entities follow.







----------------------------------------------
(a) Represents the Company's economic interest, which was 48.5% as of 31 March, 2003. The Company continues to hold a 36% equity interest in Sky Brasil.
(b) The Company's share of Stream's losses was included as part of associated entities from 1 April, 2002 through 30 April, 2003, when it merged with Telepiu to form the consolidated entity SKY Italia.
(c) Primarily comprising BSkyB, Gemstar-TV Guide International, The DIRECTV Group (since its acquisition on 22 December, 2003), Independent Newspapers Limited, and Queensland Press. The Company's investment basis in BSkyB was negative from 31 December, 2001 through 11 November, 2002. Accordingly, the Company's share of BSkyB's results was not recognised during that period.




Sky Brasil (in US$) (1)                                  3 Months Ended                 9 Months Ended
                                                            31 March,                      31 March,
                                                      2004            2003            2004           2003
                                                  --------------  -------------- --------------- --------------
                                                  Millions (except subscribers)  Millions (except subscribers)

Revenues (in local currency)                      R$       166    R$      140    R$       486    R$      408

Revenues                                             $      57      $      40       $     167      $     119
Operating profit/(loss)                                      4             (1)              4            (13)
Net income/(loss)                                    $     (12)     $       2       $     (40)     $    (134)
                                                  ==============  ============== =============== ==============

News' reportable 49.7%/48.5% share       (in US$)    $      (6)     $       1       $     (20)     $     (56)
                                                  ==============  ============== =============== ==============

Net debt (excluding capitalized leases)                                             $     208      $     211

Ending Subscribers                                                                    787,000         740,000

Sky Brasil's revenues grew 19% in local currency terms in the quarter compared to prior year primarily driven by a higher subscriber base and increased average revenue per subscriber. The revenue growth for the quarter was partly offset by higher programming costs due to the larger subscriber base. The increase in net loss in the current quarter principally reflects foreign currency losses versus gains in the prior year.

Innova - Mexico (in US$)(1)                              3 Months Ended                 9 Months Ended
                                                           31 March,                       31 March,
                                                      2004            2003            2004           2003
                                                 --------------- --------------- --------------- --------------
                                                 Millions (except subscribers)   Millions (except subscribers)

Revenues (in local currency)                     Ps     1,066    Ps       858    Ps     2,988    Ps    2,497

Revenues                                            $      97       $      79       $     272      $     243
Operating income                                           21               8              49             21
Net income (loss)                                   $      13       $     (32)      $     (20)     $     (90)
                                                 =============== =============== =============== ==============

News' reportable 30% share (in US$)                 $       4       $     (10)      $      (6)     $     (27)
                                                 =============== =============== =============== ==============

Net Debt (excluding capitalized leases)                                             $     348      $     352

Ending Subscribers                                                                    886,000         780,000

Innova's revenues grew 24% in local currency terms compared to prior year primarily driven by a 14% increase in the subscriber base as well as the elimination of the 10% excise tax on telecommunication services formerly imposed by the Mexican government. The net income during the quarter improved from a net loss in the prior year quarter principally due to higher revenues and lower interest expense and foreign currency losses resulting from the refinancing of debt.

FOXTEL (in A$)                                          3 Months Ended                 9 Months Ended
                                                          31 March,                       31 March,
                                                     2004           2003             2004            2003
                                                 -------------- -------------- ----------------- --------------
                                                       Millions (except         Millions (except subscribers)
                                                         subscribers)

Revenues                                         A$      192    A$      180    A$       560      A$      468
Operating loss                                           (59)           (22)           (117)             (66)
Net loss                                         A$      (43)   A$      (13)   A$       (83)     A$      (43)
                                                 ============== ============== ================= ==============

News' reportable 25% share (in US$)                $      (8)     $      (2)      $     (15)       $      (6)
                                                 ============== ============== ================= ==============

Ending Subscribers (including Optus)                                               1,074,000      1,047,000

FOXTEL's revenues for the quarter increased 7%, principally due to an increase of 17% in satellite subscribers compared to a year ago, and higher average revenue per subscriber. Net loss for the quarter increased by A$30 million against the prior year as the increased subscriber revenues were more than offset by subscriber acquisition expenses relating to the development and launch of the new digital service on 14 March, 2004, and higher depreciation expense. Total subscribers (including Optus wholesale) have increased by 2.6% over prior year while FOXTEL managed subscribers have increased by 6.3%. At 31 March over 170,000 orders had been taken for the digital service from new and existing subscribers.


(1) Please refer to respective companies' earnings releases for detailed information.


Foreign Exchange Rates

Average foreign exchange rates used in the year-to-date profit results are as follows:

                                                         9 Months Ended
                                                            31 March,
                                                      2004            2003
                                                  -------------- ---------------

Australian Dollar/U.S Dollar                            0.71            0.57
U.K. Pounds Sterling/U.S. Dollar                        1.72            1.57
Euro/U.S. Dollar                                        1.19            1.02











To receive a copy of this press release through the Internet, access News Corp's corporate website located at http://www.newscorp.com

Audio from News Corp's conference call with analysts on the second quarter results can be heard live on the Internet at 10:30 p.m. Eastern (Australia) Time today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.










--------------------------------------------------------------------------------
CONTACTS:
Reed Nolte, Investor Relations                   Andrew Butcher, Press Inquiries
212-852-7092                                                        212-852-7070




STATEMENT OF FINANCIAL PERFORMANCE 1                                      3 Months Ended                  9 Months Ended
                                                              Note           31 March,                      31 March,
                                                                       2004            2003           2004             2003
                                                                   --------------  -------------- --------------   --------------
                                                                                A$ Millions (except per share amounts)

Sales revenue                                                1     $     6,751     $     7,432    $    21,731      $    22,783
Operating expenses                                                      (5,654)         (6,271)       (18,470)         (19,313)
                                                                   --------------  -------------- --------------   --------------
Operating income                                             1           1,097           1,161          3,261            3,470

Net profit (loss) from associated entities                                  76             (63)           206             (427)

Borrowing costs                                                           (197)           (243)          (625)            (769)
Interest income                                                             44              55            145              149
                                                                   --------------  -------------- --------------   --------------
Net borrowing costs                                                       (153)           (188)          (480)            (620)

Exchangeable securities expense                                            (25)            (21)           (80)             (67)
Other items before income tax, net                                          (7)            (54)           (13)            (101)
                                                                   --------------  -------------- --------------   --------------
Profit from ordinary activities before income tax                          988             835          2,894            2,255
                                                                   --------------  -------------- --------------   --------------

Income tax expense on:
   Ordinary activities before other items                                 (319)           (287)          (928)            (787)
   Other items                                                               -              38              2               60
                                                                   --------------  -------------- --------------   --------------
Net income tax expense                                                    (319)           (249)          (926)            (727)
                                                                   --------------  -------------- --------------   --------------

Net profit from ordinary activities after tax                              669             586          1,968            1,528

Net profit attributable to outside equity interests                        (57)           (115)          (211)            (332)

---------------------------------------------------------------------------------------------------------------------------------
Net Profit Attributable to Members of the Parent Entity            $       612     $       471    $     1,757      $     1,196
---------------------------------------------------------------------------------------------------------------------------------

Net exchange gains (losses) recognised directly in equity                  187          (2,104)        (2,405)          (1,733)
Other items recognised directly in equity                                    -               -              -              152
                                                                   --------------  -------------- --------------   --------------

Total change in equity other than those resulting from
  transactions with owners as owners                               $       799     $    (1,633)   $      (648)     $      (385)
                                                                   ==============  ============== ==============   ==============

Diluted earnings per share on net profit attributable to members of the parent entity

Ordinary shares                                                    $      0.092    $      0.079   $      0.282     $      0.201
Preferred limited voting ordinary shares                           $      0.110    $      0.095   $      0.338     $      0.241

Ordinary and preferred limited voting ordinary shares              $      0.104    $      0.089   $      0.318     $      0.226


STATEMENT OF FINANCIAL POSITION                                        31 March,              30 June,
                                                                          2004                  2003
                                                                   -------------------   -------------------
ASSETS                                                                           A$ Millions
Current Assets
Cash                                                               $       5,244         $         6,746
Cash on deposit                                                              389                       -
Receivables                                                                5,241                   5,701
Inventories                                                                2,266                   1,931
Other                                                                        569                     483
                                                                   -------------------   -------------------
Total Current Assets                                                      13,709                  14,861
                                                                   -------------------   -------------------

Non-Current Assets
Cash on deposit                                                                -                     698
Receivables                                                                1,123                   1,219
Investments in associated entities                                        14,427                   5,526
Other investments                                                            868                   1,195
Inventories                                                                3,665                   4,103
Property, plant and equipment                                              5,413                   6,299
Publishing rights, titles and television licenses                         29,846                  32,724
Goodwill                                                                     318                     377
Other                                                                        935                     745
                                                                   -------------------   -------------------
Total Non-Current Assets                                                  56,595                  52,886
                                                                   -------------------   -------------------

Total Assets                                                       $      70,304         $        67,747
                                                                   ===================   ===================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Interest bearing liabilities                                       $         582         $            33
Payables                                                                   7,671                   8,298
Tax liabilities                                                              611                     714
Provisions                                                                   442                     258
                                                                   -------------------   -------------------
Total Current Liabilities                                                  9,306                   9,303
                                                                   -------------------   -------------------

Non-Current Liabilities
Interest bearing liabilities                                              11,490                  12,396
Payables                                                                   3,114                   3,545
Tax liabilities                                                              973                     666
Provisions                                                                 1,045                   1,032
                                                                   -------------------   -------------------
Total Non-Current Liabilities Excluding Exchangeable Securities           16,622                  17,639
                                                                   -------------------   -------------------

Exchangeable securities                                                    1,926                   2,084
                                                                   -------------------   -------------------
Total Liabilities                                                         27,854                  29,026

Shareholders' Equity
Contributed equity                                                        34,327                  28,427
Reserves                                                                     753                   2,760
Retained profits                                                           2,176                   1,137
                                                                   -------------------   -------------------

Shareholders' equity attributable to members of the parent entity         37,256                  32,324
Outside equity interests in controlled entities                            5,194                   6,397
                                                                   -------------------   -------------------

Total Shareholders' Equity                                                42,450                  38,721
                                                                   -------------------   -------------------
Total Liabilities and Shareholders' Equity                         $      70,304         $        67,747
                                                                   ===================   ===================

STATEMENT OF CASH FLOWS                                                    9 Months Ended 31 March,
                                                                          2004                  2003
                                                                   -------------------   -------------------
Operating Activity                                                               A$ Millions

Net profit attributable to members of the parent entity            $       1,757         $       1,196
Adjustment for non-cash and non-operating activities:
Equity earnings, net                                                        (184)                  317
Outside equity interest                                                      233                   333
Depreciation and amortisation                                                646                   553
Other items, net                                                             12                    184
Change in assets and liabilities:
   Receivables                                                              (510)                 (726)
   Inventories                                                              (567)                 (168)
   Payables                                                                  754                   218
   Other liabilities                                                         519                   518
                                                                   -------------------   -------------------

Cash provided by operating activity                                        2,660                 2,425

Investing and other activity

Property, plant and equipment                                               (289)                 (421)
Acquisitions, net of cash acquired                                          (205)                 (720)
Investments in associated entities                                        (4,355)                 (756)
Other investments                                                            (87)                 (108)
Repayment of loans by associate                                                -                   170
Proceeds from sale of non-current assets                                     744                   166
                                                                   -------------------   -------------------

Cash used in investing activity                                           (4,192)               (1,669)

Financing activity

Issuance of debt                                                             596                 3,456
Repayment of debt and exchangeable securities                               (835)               (4,154)
Decrease in cash on deposit                                                  221                     -
Issuance of shares                                                           781                 2,045
Dividends paid                                                              (144)                 (152)
Leasing and other finance costs                                                -                    (3)
                                                                   -------------------   -------------------

Cash provided by financing activity                                          619                 1,192
                                                                   -------------------   -------------------

Net (decrease) increase in cash                                             (913)                1,948
Opening cash balance                                                       6,746                 6,337
Exchange movement on opening balance                                        (589)                 (189)
                                                                   -------------------   -------------------

Closing cash balance                                               $       5,244         $       8,096
                                                                   ===================   ===================



Note 1 - SEGMENT DATA                            3 Months Ended                  9 Months Ended
                                                    31 March,                      31 March,
BY GEOGRAPHIC AREAS                           2004            2003           2004             2003
                                          --------------  -------------- --------------   --------------
                                                   A$ Millions                    A$ Millions
Revenues

United States                             $     4,432     $     5,706    $    15,039      $    17,561
Europe                                          1,703           1,115          4,751            3,339
Australasia                                       616             611          1,941            1,883
                                          --------------  -------------- --------------   --------------
                                          $     6,751     $     7,432    $    21,731      $    22,783
                                          ==============  ============== ==============   ==============

Operating Income

United States                             $       869     $       911    $     2,808      $     2,813
Europe                                            132             175            122              426
Australasia                                        96              75            331              231
                                          --------------  -------------- --------------   --------------
                                          $     1,097     $     1,161    $     3,261      $     3,470
                                          ==============  ============== ==============   ==============


BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment                      $     1,521     $     1,975    $     5,362      $     5,982
Television                                      1,521           1,897          5,276            6,355
Cable Network Programming                         793             924          2,584            2,832
Direct Broadcast Satellite Television*            656               -          1,658                -
Magazines and Inserts                             366             450          1,026            1,190
Newspapers                                      1,197           1,191          3,534            3,502
Book Publishing                                   413             410          1,420            1,627
Other                                             284             585            871            1,295
                                          --------------  -------------- --------------   --------------
                                          $     6,751     $     7,432    $    21,731      $    22,783
                                          ==============  ============== ==============   ==============


Operating Income

Filmed Entertainment                      $       269     $       342    $     1,119      $       983
Television                                        344             352            853              991
Cable Network Programming                         184             159            652              591
Direct Broadcast Satellite Television*            (23)              -           (350)               -
Magazines and Inserts                             112             129            289              328
Newspapers                                        233             198            631              485
Book Publishing                                    44              36            214              228
Other                                             (66)            (55)          (147)            (136)
                                          --------------  -------------- --------------   --------------
                                          $     1,097     $     1,161    $     3,261      $     3,470
                                          ==============  ============== ==============   ==============

* New segment reflecting the results of SKY Italia, consolidated as of 1 May, 2003.


Note 2 - SUPPLEMENTAL FINANCIAL DATA

The Company considers net profit before other items to be an important indicator of the Company's operating performance on a consolidated basis. Net profit before other items, defined as net profit attributable to members of the parent entity before other items related to the Company and associated entities, net of applicable income tax expenses and outside equity interests, eliminates the effect of transactions that are considered significant by reason of their size, nature or effect on the Company's financial performance for the year. Net profit before other items should be considered in addition to, not as a substitute for the Company's operating income, net profit attributable to members of the parent entity, cash flows and other measures of financial performance prepared in accordance with generally accepted accounting principles in Australia. Net profit before other items does not reflect cash available to fund requirements, and the items excluded from net profit before other items, such as other revenues and expenses, are significant components in assessing the Company's financial performance.

The following table reconciles certain components of net profit attributable to members of the parent entity as presented on page 3 of this release to the presentation required under Australian GAAP as required by Australian Accounting Standard AASB 1018 "Statement of Financial Performance" on page 12 of this release.

                                                               3 Months Ended                  9 Months Ended
                                                                  31 March,                      31 March,
                                                            2004            2003            2004            2003
                                                        --------------  -------------- ---------------  --------------
                                                                 A$ Millions                    A$ Millions

Total other items (page 3)                              $         7     $       (38)   $        (12)    $      (184)
Reclassification of other items - associated
   entities                                                      (2)             23              23             144
Reclassification of income tax and net profit
   attributable to outside equity interest                      (12)            (39)            (24)            (61)
                                                        --------------  -------------- ---------------  --------------
Other items before income tax, net (page 12)            $        (7)    $       (54)   $        (13)    $      (101)
                                                        ==============  ============== ===============  ==============


Associated entities before other items (page 3)         $        74     $       (40)   $        229     $      (283)
Reclassification of other items - associated
    entities                                                      2             (23)            (23)           (144)
                                                        --------------  -------------- ---------------  --------------
Net profit (loss) from associated entities
    (page 12)                                           $        76     $       (63)   $        206     $      (427)
                                                        ==============  ============== ===============  ==============


Income tax expense (page 3)                             $      (319)    $      (287)   $       (928)    $      (787)
Reclassification of income tax expense
    on other items                                                -              38               2              60
                                                        --------------  -------------- ---------------  --------------
Net income tax expense (page 12)                        $      (319)    $      (249)   $       (926)    $      (727)
                                                        ==============  ============== ===============  ==============


Outside equity interest (page 3)                        $       (69)    $      (116)   $       (233)    $      (333)
Reclassification of outside equity interest on
    other items, net                                             12               1              22               1
                                                        --------------  -------------- ---------------  --------------
Net profit attributable to outside equity interest
    (page 12)                                           $       (57)    $      (115)   $       (211)    $      (332)
                                                        ==============  ============== ===============  ==============
SUPPLEMENTAL FINANCIAL DATA (continued)

                                                               3 Months Ended                  9 Months Ended
                                                                  31 March,                      31 March,
                                                            2004            2003            2004            2003
                                                        --------------  -------------- ---------------  --------------
                                                                 A$ Millions                    A$ Millions

Net profit before other items (page 3)                  $       605     $       509    $      1,769     $     1,380
Other items before income tax, net                               (7)            (54)            (13)           (101)
Reclassification of income tax and net profit
   attributable to outside equity interest                       12              39              24              61
Reclassification of other items - associated
   entities                                                       2             (23)            (23)           (144)
                                                        -------------   -------------- ---------------  --------------
Net profit attributable to members of the parent
    entity (page 12)                                    $       612     $       471    $      1,757     $     1,196
                                                        =============   ============== ===============  ==============


Earnings per share on net profit before other
    items, net (page 3)                                 $      0.103    $      0.097   $       0.320    $      0.262
Earnings per share on other items before income
    tax, net                                                  (0.001)         (0.010)         (0.002)         (0.020)
Earnings per share on reclassification of income
    tax and net profit attributable to outside
    equity interest                                            0.002           0.007           0.004           0.012
Earnings per share on reclassification of other
    items - associated entities                                -              (0.005)         (0.004)         (0.028)
                                                        -------------   -------------- ---------------  --------------
Diluted earnings per share on net profit
    attributable to members of the parent entity
    (page 12)                                           $      0.104    $      0.089   $       0.318    $      0.226
                                                        =============   ============== ===============  ==============

                                    EXHIBIT B
                                    ---------


          Earnings Release for the Quarter Ended March 31, 2004 in U.S. Dollars Prepared for the U.S. Market. Australian Readers Should Refer
                   to the Australian Dollar Earnings Release.

    News Corporation Reports Third Quarter Operating Income of $838 Million,
                   a 22% Increase, on Revenue Growth of 19%;
          Net Profit before Other Items Increases 54% to $460 Million


               Net Profit Increases 69% to $465 Million



    QUARTER HIGHLIGHTS

    -- Strong advertising growth at Fox News and higher affiliate revenues at the Regional Sports Networks drive operating income up 51% at Cable Network Programming.

    -- Television segment operating income up 25% as higher pricing and the strength of American Idol increases advertising revenues at the broadcast network and television stations. STAR's operating profit more than doubles on subscription and advertising gains, mainly in India.

    -- Filmed Entertainment operating income up 6% over a year ago as continued robust home entertainment sales of film and television titles match prior-year success.

    -- All print businesses report double-digit earnings growth: advertising and circulation revenue gains in U.K. and Australia fuel newspapers; increased free-standing inserts page volume and higher InStore contributions lift Magazines and Inserts; array of bestsellers fuels HarperCollins.

    -- SKY Italia adds 180,000 net subscribers and ends the quarter with a subscriber base of more than 2.6 million; operating losses decline to $25 million from the second quarter of this fiscal year.

    NEW YORK--(BUSINESS WIRE)--May 6, 2004--The News Corporation Limited
(NYSE: NWS, NWSA) today reported third quarter consolidated revenues of $5.2 billion, a 19% increase over the $4.4 billion in the prior year, and consolidated operating income of $838 million, up 22% over the $685 million a year ago, despite the inclusion of $25 million in losses from SKY Italia in the quarter. The year-on-year operating income growth was driven by double-digit increases across nearly all operating segments.

   Net profit for the fiscal third quarter was $465 million, an increase of $190 million over the $275 million reported in the third quarter a year ago. Net profit before other items was $460 million, an increase of $162 million over the $298 million reported in the prior year.
    Commenting on the results, Chairman and Chief Executive Rupert
Murdoch said:
    "We are extremely pleased with News Corp's third quarter results, with 22% operating income growth that was achieved across all of our business segments. Several assets in which we have invested heavily in recent years continue to achieve rapid growth. Our film and television production units have been buoyed by an expanding home entertainment market and our cable networks are enjoying double-digit gains on the back of advertising and affiliate growth. Simultaneously, we have maintained momentum at our established businesses with double-digit gains across our television, newspapers, magazines and inserts, and book publishing segments.
    "The growing success of our core businesses is complemented by the encouraging progress at our newest direct-to-home television investments. SKY Italia continues to exceed expectations with higher than anticipated revenues per user and strong subscriber growth. DIRECTV's new management has quickly strengthened that platform's competitive and financial position with the addition of 460,000 new subscribers during the quarter and the announced sale of its stake in PanAmSat for $4.3 billion. Our unique asset balance, combined with the strong earnings growth throughout the company and the recent announcement to seek reincorporation in the United States, puts us in a great position to continue to generate value for our shareholders."

    MANAGEMENT REVIEW OF PERFORMANCE

    The Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and Supplemental Financial Data for the three and nine months ended March 31st are attached. The following commentary is made in respect of those statements, including an analysis of certain information contained therein.

    NET PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY

    The reported net profit attributable to members of the parent entity consisted of the following items:


                                 3 Months Ended      9 Months Ended
                                    March 31,           March 31,
                                 2004      2003      2004      2003
                               --------- --------- --------- ---------
                               US $ Millions (except per ADR amounts)

Revenue                        $  5,201  $  4,388  $ 15,438  $ 12,882
                               --------- --------- --------- ---------

Operating income                    838       685     2,317     1,962

Associated entities before
 other items                         56       (26)      162      (161)
Interest expense, net              (117)     (111)     (341)     (350)
Exchangeable securities expense     (20)      (13)      (57)      (38)
                               --------- --------- --------- ---------

Profit before income tax
 expense, outside equity
 interest and other items           757       535     2,081     1,413
Income tax expense                 (243)     (169)     (659)     (445)
Outside equity interest             (54)      (68)     (166)     (188)
                               --------- --------- --------- ---------
Net profit before other items       460       298     1,256       780
                               --------- --------- --------- ---------

Other items, net of tax and
 outside equity interest:
     Group                            4        (9)        8       (23)
     Associated entities              1       (14)      (16)      (81)
                               --------- --------- --------- ---------
Total other items                     5       (23)       (8)     (104)
                               --------- --------- --------- ---------

Net profit attributable to
 members of the parent entity  $    465  $    275  $  1,248  $    676
                               ========= ========= ========= =========
Earnings per ADR (diluted) on
 net profit before other items,
 net                           $   0.31  $   0.23  $   0.91  $   0.59
                               ========= ========= ========= =========
Weighted average number of ADRs
 outstanding in millions
 (diluted)                        1,467     1,287     1,375     1,285
                               ========= ========= ========= =========


    The following commentary discusses the major components of these results.


Consolidated Operating Income    3 Months Ended      9 Months Ended
                                    March 31,           March 31,
                                 2004      2003      2004      2003
                               --------- --------- --------- ---------
                                  US $ Millions       US $ Millions

Filmed Entertainment           $    214  $    201  $    795  $    556
Television                          259       207       606       560
Cable Network Programming           143        95       463       334
Direct Broadcast Satellite
 Television*                        (25)        -      (248)        -
Magazines & Inserts                  84        76       205       186
Newspapers                          176       115       448       274
Book Publishing                      36        23       152       129
Other                               (49)      (32)     (104)      (77)
                               --------- --------- --------- ---------
Consolidated Operating Income  $    838  $    685  $  2,317  $  1,962
                               ========= ========= ========= =========

* New segment reflecting the results of SKY Italia, consolidated as of May 1, 2003


    Third quarter net earnings from associated entities before other items were $56 million versus losses of $26 million in the same period a year ago, primarily due to the absence of Stream's losses in the current year. A detailed discussion of the components of associated entities earnings is provided later in the release.
    Third quarter net profit before other items increased to $460 million ($0.31 per ADR) versus $298 million ($0.23 per ADR) in the prior year primarily due to higher consolidated operating income and the significant improvement in net earnings from associated entities.

    REVIEW OF OPERATING RESULTS

    FILMED ENTERTAINMENT

    The Filmed Entertainment segment reported third quarter operating income of $214 million, up 6% from the $201 million reported in the same period a year ago. Current-quarter results primarily reflect strong contributions from film and television home entertainment releases.
    Film results were largely driven by the worldwide home entertainment performance of League of Extraordinary Gentlemen as well as contributions from various catalog titles including Planet of the Apes, Moulin Rouge and Ice Age. Additionally, the worldwide theatrical performance of Cheaper by the Dozen, which has brought in nearly $190 million worldwide since its release, also contributed to the strong quarterly results. The prior year's strong results included the continued success of Ice Age in the worldwide home entertainment market and strong domestic home entertainment performances from several smaller-budget releases.
    Twentieth Century Fox Television (TCFTV) profits continued to expand, primarily reflecting sustained momentum in home entertainment sales, most notably from Angel, Futurama, Family Guy and 24.

    TELEVISION

    The Television segment reported third quarter operating income of $259 million, an increase of 25% versus the same period a year ago, reflecting double-digit earnings improvement at the FOX Broadcasting Company and Fox Television Stations, and higher contributions from STAR.
    At the FOX Broadcasting Company, third quarter operating income improved by $14 million compared to a year ago due to higher pricing for the primetime entertainment schedule and improved sports advertising on National Football League telecasts, with ratings up nearly 10% for the post-season. Current year entertainment contributions were fueled by American Idol, which has grown its ratings by 13% versus a year ago, partially offset by the success a year ago of Joe Millionaire.
    Fox Television Stations (FTS) third quarter operating income grew 24% over the prior year as FTS achieved another quarter of record market share. Current-year results were driven by stronger primetime advertising revenue led by the success of American Idol as well as higher sales for local news and the NFL playoffs. Additionally, non-recurring advertising pre-emptions in the prior year, associated with war in Iraq, contributed to the year-on-year improvement.
    STAR, bolstered by a 12% increase in revenues, more than doubled its third quarter operating income versus prior year. Revenue gains were driven primarily by advertising growth both in India, from the continued growth of STAR Plus. Expansion continued in China from increased penetration of the Xing Kong channel, which has become the number one national/regional channel in the Guangdong cable market.

    CABLE NETWORK PROGRAMMING

    Cable Network Programming reported third quarter operating income of $143 million, an increase of 51% over last year's results, reflecting strong growth across all of the Company's primary cable channels.
    Fox News Channel (FNC) operating income doubled as higher advertising pricing drove double-digit revenue gains over the third quarter a year ago, which included pre-emptions and higher news gathering costs associated with covering the war in Iraq. During the quarter, FNC once again achieved the highest viewership among all cable news channels, expanding its lead over its nearest competitor to 59% in primetime and 73% on a 24-hour basis.
    Fox Cable Networks (including the Regional Sports Networks (RSNs), FX and SPEED Channel) operating profit improved 15% during the quarter driven by affiliate revenue growth at both the RSNs and FX. Higher affiliate revenue contributions at the RSNs, largely due to increased affiliate rates and additional DTH subscribers, combined with increased advertising sales to drive operating income growth at the RSNs. This growth was partially offset by higher programming costs from additional events and rights increases versus a year ago. FX affiliate revenue growth, primarily resulting from a 6% increase in subscribers over the past year, drove double-digit operating income growth. Partially offsetting these improvements were increased costs related to entertainment programming, including The Shield and the original movie Redemption, whose April premiere delivered the highest Adults 18-49 rating on basic cable this season. Overall, FX's nightly primetime viewership during the third quarter was the highest in FX history with an average of more than one million viewers.

    DIRECT BROADCAST SATELLITE TELEVISION

    On April 30th, 2003 the Company completed the acquisition of the Italian pay-TV business Telepiu and combined it with Stream. News Corporation owns 80.1% of the combined entity, SKY Italia, whose results this segment comprises. During the third quarter, SKY Italia reported an operating loss of $25 million on revenues of $492 million while increasing the subscriber base to more than 2.6 million. Over 90% of the new subscribers during the quarter opted for a premium-programming tier including movies and/or sports programming contributing to an average revenue per subscriber continuing above EUR 40 per month.

    MAGAZINES AND INSERTS

    The Magazines and Inserts segment reported third quarter operating income of $84 million, an increase of $8 million, or 11%, versus a year ago. The improvement was driven by revenue growth at the InStore division, primarily from higher shelf product volume, and higher contributions at the Free-Standing Inserts division, resulting from increased demand for packaged goods and custom publishing pages.

    NEWSPAPERS

    The Newspaper segment reported third quarter operating income of $176 million, a 53% increase versus the same period a year ago reflecting circulation revenue increases in the U.K. combined with advertising strength in both the U.K. and Australia.
    The U.K. newspaper group reported operating income growth of 22% in local currency terms for the third quarter compared to the prior year, driven by both circulation and advertising revenue gains partially offset by costs associated with the compact version of The Times. Circulation revenue growth was achieved across all titles, with the largest increase at The Sun, where reduced cover price initiatives during the third quarter a year ago adversely affected results. The improvement in advertising was primarily driven by growth at The Sun on the strength of higher classified and color advertisements.
    The Australian newspaper group reported a 20% increase in operating income in local currency terms, primarily driven by a 9% increase in advertising revenue compared to a year ago. Display and classified advertising continued to show the strong growth experienced in the first and second quarters, with ongoing strength in real estate, retail and employment advertising.

    BOOK PUBLISHING

    HarperCollins reported operating income of $36 million during the quarter, an increase of $13 million compared to the same period a year ago. The 57% growth, driven by 30% higher revenues, reflects solid performances around the world and an array of bestsellers, led by Zondervan's unprecedented sales of The Purpose Driven Life by Rick Warren, with more than 15 million copies sold to date. During the quarter, HarperCollins had 35 books on The New York Times bestseller list including four titles that reached the #1 spot.

    OTHER ITEMS

    During the quarter, the Company completed the sale of the Los Angeles Dodgers franchise and real estate assets to real estate developer Frank McCourt for the gross sale price of approximately $421 million and agreed to remit $50 million to the buyer for certain pre-existing commitments.
    Following the quarter the Company announced it is pursuing a reorganization that would change the Company's place of incorporation to the United States by the end of calendar 2004. In connection with this reorganization, News Corporation would also acquire the 58% controlling interest in Queensland Press Pty Limited (QPL) not currently owned by the Company. The completion of the reorganization and the QPL transactions is subject to a number of conditions, including obtaining regulatory clearances, court approvals, certain tax rulings and the requisite vote of the Company's shareholders and option holders as well as obtaining independent appraisals and fairness opinions.

    REVIEW OF ASSOCIATED ENTITIES RESULTS

    Third quarter net earnings from associated entities before other items were $56 million versus losses of $26 million in the same period a year ago, primarily due to the absence of Stream's losses in the current year.
    The Company's share of associated entities' earnings (losses) is as follows:


                                 3 Months Ended      9 Months Ended
                                    March 31,           March 31,
                    % Owned      2004      2003      2004      2003
                    -------    --------- --------- --------- ---------
                                  US $ Millions       US $ Millions
Sky Brasil           49.7%  (a)      (6)        1       (20)      (56)
Innova - Mexico      30.0%            4       (10)       (6)      (27)
FOXTEL - Australia   25.0%           (8)       (2)      (15)       (6)
Stream               50.0%  (b)       -       (50)        -      (150)
Other Associates    Various (c)      66        35       203        78
                               --------- --------- --------- ---------
   Total
    associated
    entities'
    earnings
    (losses)
    before other
    items                      $     56  $    (26) $    162  $   (161)
Other items                           1       (14)      (16)      (81)
                               --------- --------- --------- ---------
   Total
    associated
    entities'
    earnings
    (losses)                   $     57  $    (40) $    146  $   (242)
                               ========= ========= ========= =========

Further details on the associated entities follow.

(a) Represents the Company's economic interest, which was 48.5% as of March 31, 2003. The Company continues to hold a 36% equity interest in Sky Brasil.

(b) The Company's share of Stream's losses was included as part of associated entities from April 1, 2002 through April 30, 2003, when it merged with Telepiu to form the consolidated entity SKY Italia.

(c) Primarily comprising BSkyB, Gemstar-TV Guide International, The DIRECTV Group (since its acquisition on December 22, 2003),
    Independent Newspapers Limited, and Queensland Press. The
    Company's investment basis in BSkyB was negative from December 31, 2001 through November 11, 2002. Accordingly, the Company's share of BSkyB's results was not recognized during that period.



Sky Brasil (in US$) (1)
-----------------------
                           3 Months Ended          9 Months Ended
                              March 31,               March 31,
                          2004        2003        2004        2003
                       ----------- ----------- ----------- -----------
                          Millions (except        Millions (except
                             subscribers)            subscribers)

Revenues (in local
 currency)             R$     166  R$     140  R$     486  R$     408

Revenues                $      57   $      40   $     167   $     119
Operating profit (loss)         4          (1)          4         (13)
Net income (loss)       $     (12)  $       2   $     (40)  $    (134)
                       =========== =========== =========== ===========

News' reportable
 49.7%/48.5% share
  (in US$)              $      (6)  $       1   $     (20)  $     (56)
                       =========== =========== =========== ===========

Net debt (excluding
 capitalized leases)                            $     208   $     211

Ending Subscribers                                787,000     740,000


    Sky Brasil's revenues grew 19% in local currency terms in the quarter compared to prior year primarily driven by a higher subscriber base and increased average revenue per subscriber. The revenue growth for the quarter was partly offset by higher programming costs due to the larger subscriber base. The increase in net loss in the current quarter principally reflects foreign currency losses versus gains in the prior year.


Innova - Mexico
 (in US$) (1)
---------------
                           3 Months Ended          9 Months Ended
                              March 31,               March 31,
                          2004        2003        2004        2003
                       ----------- ----------- ----------- -----------
                          Millions (except        Millions (except
                             subscribers)            subscribers)

Revenues (in local
 currency)             Ps   1,066  Ps     858  Ps   2,988  Ps   2,497

Revenues                $      97   $      79   $     272   $     243
Operating income               21           8          49          21
Net income (loss)       $      13   $     (32)  $     (20)  $     (90)
                       =========== =========== =========== ===========

News' reportable 30%
 share (in US$)         $       4   $     (10)  $      (6)  $     (27)
                       =========== =========== =========== ===========

Net Debt (excluding
 capitalized leases)                            $     348   $     352

Ending Subscribers                                886,000     780,000


    Innova's revenues grew 24% in local currency terms compared to prior year primarily driven by a 14% increase in the subscriber base as well as the elimination of the 10% excise tax on telecommunication services formerly imposed by the Mexican government. The net income during the quarter improved from a net loss in the prior year quarter principally due to higher revenues and lower interest expense and foreign currency losses resulting from the refinancing of debt.


FOXTEL (in A$)
--------------
                           3 Months Ended           9 Months Ended
                             March 31,               March 31,
                         2004        2003        2004         2003
                      ----------- ----------- ------------ -----------
                         Millions (except        Millions (except
                            subscribers)            subscribers)

Revenues              A$     192  A$     180  A$      560  A$     468
Operating loss               (59)        (22)        (117)        (66)
Net loss              A$     (43) A$     (13) A$      (83) A$     (43)
                      =========== =========== ============ ===========

News' reportable 25%
 share (in US$)        $      (8)  $      (2)  $      (15)  $      (6)
                      =========== =========== ============ ===========

Ending Subscribers
 (including Optus)                              1,074,000   1,047,000


    FOXTEL's revenues for the quarter increased 7%, principally due to an increase of 17% in satellite subscribers compared to a year ago, and higher average revenue per subscriber. Net loss for the quarter increased by A$30 million against the prior year as the increased subscriber revenues were more than offset by subscriber acquisition expenses relating to the development and launch of the new digital service on March 14, 2004, and higher depreciation expense. Total subscribers (including Optus wholesale) have increased by 2.6% over prior year while FOXTEL managed subscribers have increased by 6.3%. At March 31st over 170,000 orders had been taken for the digital service from new and existing subscribers.

    (1) Please refer to respective companies' earnings releases for detailed information.

    Foreign Exchange Rates

    Average foreign exchange rates used in the year-to-date profit results are as follows:


                                                   9 Months Ended
                                                      March 31,
                                                  2004        2003
                                               ----------- -----------

Australian Dollar/U.S Dollar                         0.71        0.57
U.K. Pounds Sterling/U.S. Dollar                     1.72        1.57
Euro/U.S. Dollar                                     1.19        1.02


    To receive a copy of this press release through the Internet, access News Corp's corporate website located at http://www.newscorp.com.
    Audio from News Corp's conference call with analysts on the third quarter results can be heard live on the Internet at 8:30 a.m. Eastern Daylight Time today. To listen to the call, visit http://www.newscorp.com.

    Cautionary Statement Concerning Forward-Looking Statements

    This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.


STATEMENT OF FINANCIAL
 PERFORMANCE (a)

                                 3 Months Ended      9 Months Ended
                        Note        March 31,           March 31,
                                 2004      2003      2004      2003
                               --------- --------- --------- ---------
                                            US $ Millions
                                       (except per ADR amounts)

Sales revenue             1    $  5,201  $  4,388  $ 15,438  $ 12,882
Operating expenses               (4,363)   (3,703)  (13,121)  (10,920)
                               --------- --------- --------- ---------
Operating income          1         838       685     2,317     1,962

Net profit (loss) from
 associated entities                 57       (40)      146      (242)

Borrowing costs                    (151)     (143)     (444)     (434)
Interest income                      34        32       103        84
                               --------- --------- --------- ---------
Net borrowing costs                (117)     (111)     (341)     (350)

Exchangeable securities
 expense                            (20)      (13)      (57)      (38)
Other items before income
 tax, net                            (5)      (31)       (9)      (57)
                               --------- --------- --------- ---------
Profit from ordinary
 activities before income
 tax                                753       490     2,056     1,275
                               --------- --------- --------- ---------

Income tax expense on:
   Ordinary activities
    before other items             (243)     (169)     (659)     (445)
   Other items                        -        22         1        34
                               --------- --------- --------- ---------
Net income tax expense             (243)     (147)     (658)     (411)
                               --------- --------- --------- ---------

Net profit from ordinary
 activities after tax               510       343     1,398       864

Net profit attributable to
 outside equity interests           (45)      (68)     (150)     (188)

----------------------------------------------------------------------
Net Profit Attributable to
 Members of the Parent
 Entity                        $    465  $    275  $  1,248  $    676
----------------------------------------------------------------------

Net exchange gains
 recognized directly in
 equity                              55        74       682       252
Other items recognized
 directly in equity                   -         -         -        86
                               --------- --------- --------- ---------

Total change in equity
 other than those resulting
 from transactions with
 owners as owners              $    520  $    349  $  1,930  $  1,014
                               ========= ========= ========= =========

Diluted earnings per ADR on
 net profit attributable to
 members of the parent
 entity

Ordinary ADRs                  $   0.28  $   0.19  $   0.80  $   0.45
Preferred limited voting
 ordinary ADRs                 $   0.34  $   0.22  $   0.96  $   0.55

Ordinary and preferred
 limited voting ordinary
 ADRs                          $   0.32  $   0.21  $   0.90  $   0.51

(a) Following the issuance in June 2002 of the revised Australian Accounting Standard AASB 1018 "Statement of Financial Performance" this statement has been reformatted from previous presentations to be consistent with the format prescribed in the revised Australian Accounting Standard.



STATEMENT OF FINANCIAL POSITION                    March 31, June 30,
                                                     2004      2003
                                                   --------- ---------
ASSETS                                                US $ Millions
Current Assets
Cash                                               $  3,869  $  4,477
Cash on deposit                                         287         -
Receivables                                           3,866     3,784
Inventories                                           1,672     1,282
Other                                                   419       321
                                                   --------- ---------
Total Current Assets                                 10,113     9,864
                                                   --------- ---------

Non-Current Assets
Cash on deposit                                           -       463
Receivables                                             828       809
Investments in associated entities                   10,643     3,667
Other investments                                       641       793
Inventories                                           2,703     2,723
Property, plant and equipment                         3,993     4,180
Publishing rights, titles and television licenses    22,017    21,719
Goodwill                                                235       250
Other                                                   690       495
                                                   --------- ---------
Total Non-Current Assets                             41,750    35,099
                                                   --------- ---------

Total Assets                                       $ 51,863  $ 44,963
                                                   ========= =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Interest bearing liabilities                       $    429  $     22
Payables                                              5,659     5,507
Tax liabilities                                         451       474
Provisions                                              326       171
                                                   --------- ---------
Total Current Liabilities                             6,865     6,174
                                                   --------- ---------

Non-Current Liabilities
Interest bearing liabilities                          8,476     8,227
Payables                                              2,297     2,353
Tax liabilities                                         718       442
Provisions                                              771       685
                                                   --------- ---------
Total Non-Current Liabilities Excluding
 Exchangeable Securities                             12,262    11,707
                                                   --------- ---------

Exchangeable securities                               1,421     1,383
                                                   --------- ---------
Total Liabilities                                    20,548    19,264

Shareholders' Equity
Contributed equity                                   21,614    17,262
Reserves                                              2,624     1,685
Retained profits                                      3,244     2,506
                                                   --------- ---------

Shareholders' equity attributable to members of
 the parent entity                                   27,482    21,453
Outside equity interests in controlled entities       3,833     4,246
                                                   --------- ---------

Total Shareholders' Equity                           31,315    25,699
                                                   --------- ---------
Total Liabilities and Shareholders' Equity         $ 51,863  $ 44,963
                                                   ========= =========



STATEMENT OF CASH FLOWS                              9 Months Ended
                                                        March 31,
                                                     2004      2003
                                                   --------- ---------
Operating Activity                                    US $ Millions

Net profit attributable to members of the parent
 entity                                            $  1,248  $    676
Adjustment for non-cash and non-operating
 activities:
Equity earnings, net                                   (131)      179
Outside equity interest                                 166       188
Depreciation and amortization                           459       313
Other items, net                                          8       104
Change in assets and liabilities:
 Receivables                                           (376)     (436)
 Inventories                                           (418)     (101)
 Payables                                               660       298
 Other liabilities                                      383       311
                                                   --------- ---------

Cash provided by operating activity                   1,999     1,532

Investing and other activity

Property, plant and equipment                          (213)     (253)
Acquisitions, net of cash acquired                     (151)     (432)
Investments and acquisitions of interests in
 associated entities                                 (3,213)     (454)
Other investments                                       (64)      (65)
Repayment of loans by associate                           -        96
Proceeds from sale of non-current assets                549       100
                                                   --------- ---------

Cash used in investing activity                      (3,092)   (1,008)

Financing activity

Issuance of debt                                        440     2,075
Repayment of debt and exchangeable securities          (616)   (2,494)
Decrease in cash on deposit                             163         -
Issuance of shares                                      545     1,228
Dividends paid                                         (106)      (91)
Leasing and other finance costs                           -        (2)
                                                   --------- ---------

Cash provided by financing activity                     426       716
                                                   --------- ---------

Net (decrease) increase in cash                        (667)    1,240
Opening cash balance                                  4,477     3,574
Exchange movement on opening balance                     59        47
                                                   --------- ---------

Closing cash balance                               $  3,869  $  4,861
                                                   ========= =========



Note 1 - SEGMENT DATA            3 Months Ended      9 Months Ended
                                    March 31,           March 31,
BY GEOGRAPHIC AREAS              2004      2003      2004      2003
                               --------- --------- --------- ---------
                                  US $ Millions       US $ Millions
Revenues

United States                  $  3,436  $  3,370  $ 10,684  $  9,929
Europe                            1,292       657     3,375     1,888
Australasia                         473       361     1,379     1,065
                               --------- --------- --------- ---------
                               $  5,201  $  4,388  $ 15,438  $ 12,882
                               ========= ========= ========= =========

Operating Income

United States                  $    670  $    538  $  1,995  $  1,590
Europe                               94       102        87       241
Australasia                          74        45       235       131
                               --------- --------- --------- ---------
                               $    838  $    685  $  2,317  $  1,962
                               ========= ========= ========= =========


BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment           $  1,184  $  1,166  $  3,809  $  3,383
Television                        1,182     1,126     3,748     3,593
Cable Network Programming           612       545     1,836     1,601
Direct Broadcast Satellite
 Television*                        492         -     1,177         -
Magazines and Inserts               278       264       729       673
Newspapers                          914       701     2,511     1,980
Book Publishing                     321       247     1,009       920
Other                               218       339       619       732
                               --------- --------- --------- ---------
                               $  5,201  $  4,388  $ 15,438  $ 12,882
                               ========= ========= ========= =========


Operating Income

Filmed Entertainment           $    214  $    201  $    795  $    556
Television                          259       207       606       560
Cable Network Programming           143        95       463       334
Direct Broadcast Satellite
 Television*                        (25)        -      (248)        -
Magazines and Inserts                84        76       205       186
Newspapers                          176       115       448       274
Book Publishing                      36        23       152       129
Other                               (49)      (32)     (104)      (77)
                               --------- --------- --------- ---------
                               $    838  $    685  $  2,317  $  1,962
                               ========= ========= ========= =========

* New segment reflecting the results of SKY Italia, consolidated as of May 1, 2003.


    Note 2 - SUPPLEMENTAL FINANCIAL DATA

    The Company considers net profit before other items to be an important indicator of the Company's operating performance on a consolidated basis. Net profit before other items, defined as net profit attributable to members of the parent entity before other items related to the Company and associated entities, net of applicable income tax expenses and outside equity interests, eliminates the effect of transactions that are considered significant by reason of their size, nature or effect on the Company's financial performance for the year. Net profit before other items should be considered in addition to, not as a substitute for the Company's operating income, net profit attributable to members of the parent entity, cash flows and other measures of financial performance prepared in accordance with generally accepted accounting principles in Australia. Net profit before other items does not reflect cash available to fund requirements, and the items excluded from net profit before other items, such as other revenues and expenses, are significant components in assessing the Company's financial performance.
    The following table reconciles certain components of net profit attributable to members of the parent entity as presented on page 3 of this release to the presentation required under Australian GAAP as required by Australian Accounting Standard AASB 1018 "Statement of Financial Performance" on page 12 of this release.


                                 3 Months Ended      9 Months Ended
                                    March 31,           March 31,
                                 2004      2003      2004      2003
                               --------- --------- --------- ---------
                                  US $ Millions       US $ Millions

Total other items (page 3)     $      5  $    (23) $     (8) $   (104)
Reclassification of other
 items - associated entities         (1)       14        16        81
Reclassification of income tax
 and net profit attributable
 to outside equity interest          (9)      (22)      (17)      (34)
                               --------- --------- --------- ---------
Other items before income tax,
 net (page 12)                 $     (5) $    (31) $     (9) $    (57)
                               ========= ========= ========= =========


Associated entities before
 other items (page 3)          $     56  $    (26) $    162  $   (161)
Reclassification of other
 items - associated entities          1       (14)      (16)      (81)
                               --------- --------- --------- ---------
Net profit (loss) from
 associated entities (page 12) $     57  $    (40) $    146  $   (242)
                               ========= ========= ========= =========


Income tax expense (page 3)    $   (243) $   (169) $   (659) $   (445)
Reclassification of income tax
 expense on other items               -        22         1        34
                               --------- --------- --------- ---------
Net income tax expense
 (page                         $   (243) $   (147) $   (658) $   (411)
                               ========= ========= ========= =========


Outside equity interest
 (page 3)                      $    (54) $    (68) $   (166) $   (188)
Reclassification of outside
 equity interest on other
 items, net                           9         -        16         -
                               --------- --------- --------- ---------
Net profit attributable to
 outside equity interest
 (page 12)                     $    (45) $    (68) $   (150) $   (188)
                               ========= ========= ========= =========

Net profit before other items
 (page 3)                      $    460  $    298  $  1,256  $    780
Other items before income tax,
 net                                 (5)      (31)       (9)      (57)
Reclassification of income tax
 and net profit attributable
 to outside equity interest           9        22        17        34
Reclassification of other
 items - associated entities          1       (14)      (16)      (81)
                               --------- --------- --------- ---------
Net profit attributable to
 members of the parent entity
 (page 12)                     $    465  $    275  $  1,248  $    676
                               ========= ========= ========= =========


Earnings per ADR on net profit
 before other items, net
 (page 3)                      $   0.31  $   0.23  $   0.91  $   0.59
Earnings per ADR on other
 items before income tax, net         -     (0.02)    (0.01)    (0.04)
Earnings per ADR on
 reclassification of income
 tax and net profit
 attributable to outside
 equity interest                   0.01      0.01      0.01      0.02
Earnings per ADR on
 reclassification of other
 items - associated entities          -     (0.01)    (0.01)    (0.06)
                               --------- --------- --------- ---------
Diluted earnings per ADR on
 net profit attributable to
 members of the parent entity
 (page 12)                     $   0.32  $   0.21  $   0.90  $   0.51
                               ========= ========= ========= =========


    CONTACT: The News Corporation Limited
             Investor Relations:
             Reed Nolte, 212-852-7092
             Press Inquiries:
             Andrew Butcher, 212-852-7070